UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ZENITECH CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98935H 106
(CUSIP Number)

Hong Yang
Suite 707, No. 6 Jiao Chang Xi Road
Yue Xiu District, Guangzhou City
Guangdong Province, China
(302) 818-6082
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Name of Reporting Persons: Hong Yang

(2)	Check the Appropriate Box if a Member of a Group:

(a)	☐

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power: 12,800,000

(8)	Shared Voting Power: 0

(9)	Sole Dispositive Power: 12,800,000

(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,800,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 93%

(14)	Type of Reporting Person: IN

Item 1.  Security and Issuer

The class of equity securities to which this statement (the “Statement”) relates to is the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Zenitech Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801.

Item 2.  Identity and Background

(a)	The person filing this Statement is Hong Yang, a natural person (the “Reporting Person”).

(b)	The business address of the Reporting Person is Suite 707, No. 6 Jiao Chang Xi Road, Yue Xiu District, Guangzhou City, Guangdong Province, People’s Republic of China.

(c)	The principal occupation of the Reporting Person is President, Secretary Treasurer and sole director of the Issuer. The Reporting Person has served in those capacities since July 28, 2005.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

On January 9, 2009, the Reporting Person acquired 12,800,000 shares of the Issuer’s Common Stock at a price of $0.0001 per share in exchange for services valued at $1,280.

Item 4.  Purpose of Transaction

The Reporting Person acquired the 12,800,000 shares of the Issuer’s Common Stock for investment purposes in exchange for services rendered as founder of the Issuer.

The Reporting Person has made no proposals or entered into any agreements which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.  Interest in Securities of the Issuer

(a)
For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls 12,800,000 shares of the Issuer’s Common Stock, representing 93% of its outstanding Common Stock (based on 13,758,466 shares of the Issuer’s Common Stock outstanding as of December 16, 2010).

(b)	The Reporting Person has sole voting and dispositive power over 12,800,000 shares of the Issuer’s Common Stock.

(c)	The Reporting Person has not effected any transactions involving the Issuer’s Common Stock in the last 60 days.

(d)	No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Issuer’s Common Stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2010

/s/ Hong Yang
Hong Yang,
President, Secretary, Treasurer and Director